

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2020

Timothy Orr
President
GridIron BioNutrients, Inc.
6991 East Camelback Road
Suite D-300
Scottsdale, AZ 85251

> **Re: GridIron BioNutrients, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed November 13, 2020**
> **File No. 000-55852**

Dear Mr. Orr:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

> Sincerely,
>
> Division of Corporation Finance
> Office of Life Sciences

cc: Brian A. Pearlman, Esq.